UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Meruelo Maddux Properties, Inc.
(Name of Issuer)

Common Stock ($0.01 par value)
(Title of Class of Securities)

590473 10 4
(CUSIP Number)

Jeffrey M. Sullivan, Esq.
DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612
(919) 786-2003
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 590473 10 4

(1)           NAME OF REPORTING PERSON:                                                                           Richard Meruelo

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)o
(b) ☒
(3)SEC USE ONLY

(4) SOURCE OF FUNDS
OO PF

(5)CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
(6)           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	(7) SOLE VOTING POWER
SHARES	39,911,378(1)
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	0
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	39,911,378
PERSON	(10) SHARED DISPOSITIVE POWER
WITH	0
(11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,911,378(1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.2% (2)

(14)TYPE OF REPORTING PERSON
IN

(1) Consists of (i) 26,359,009 shares of common stock, par value $0.01 per share (“Common Stock”), of Meruelo Maddux Properties, Inc. (the “Company” or the “Issuer”) held by Richard Meruelo, as trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989; (ii) 13,552,269 shares of Common Stock of the Company held by Merco Group – Roosevelt Building, LLC, in which Richard Meruelo has a controlling interest and his children have minority interests; and (iii) 100 shares of Common Stock of the Company held by Richard Meruelo, as trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, which were issued in connection with the initial capitalization of the Company.

(2) The percentage is calculated based on a total of 86,424,366 shares of Common Stock outstanding as of July 16, 2008.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed by Richard Meruelo with the Securities and Exchange Commission (the “SEC”) on February 9, 2007 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on July 30, 2008 (“Amendment No. 1”), the “Schedule 13D”).  Capitalized terms used in this Amendment No. 2 without being defined herein have the meanings given to them in the Initial Statement.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the final, execution versions of the following previously filed exhibits:

Exhibit                                Description of Exhibit

10.1
First Amendment to Loan Agreement and Amendment to Other Loan Documents, dated as of July 10, 1008, among Richard Meruelo as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, Merco Group – Roosevelt Building, LLC, Richard Meruelo and KeyBank National Association

10.2	Unconditional Guaranty of Payment and Performance, dated as of July 10, 1008, between 333 South Alameda Corporation and KeyBank National Association

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2008

/s/ Richard Meruelo
Richard Meruelo